VIA EDGAR

June 28, 2021

Michael Henderson, Staff Accountant
Cara Lubit, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Orrstown Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 15, 2021
File No. 001-34292

Dear Mr. Henderson and Ms. Lubit:

This letter is in response to your comment letter dated June 15, 2021, pertaining to certain non-GAAP disclosures in the Annual Report on Form 10-K of Orrstown Financial Services, Inc. (the “Company”) filed March 15, 2021, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed May 7, 2021.  For your convenience, the comment from your letter is repeated below in italics.  The Company’s response follows.

Comment:

Form 10-K for the Year Ended December 31, 2020
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations; Supplemental Reporting of Non-GAAP Measures, page 56

1.We note your disclosure of the non-GAAP measures “Allowance plus purchase accounting marks to unguaranteed loans” and “Taxable-Equivalent Net Interest Margin
(excluding the effect of purchase accounting)” here and in your Form 10-Q for the quarter ended March 31, 2021. It appears that disclosing financial measures and metrics excluding the impact of purchase accounting or adding purchase accounting mark adjustments represents individually tailored recognition and measurement methods, which could result in a misleading financial metric that violates Rule 100(b) of Regulation G.
Therefore, in future filings, including Forms 8-K, please remove such measures. Refer to
Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Response:
In subsequent SEC filings, the Company will remove the tables named “Taxable-Equivalent Net Interest Margin (excluding the effect of purchase accounting)” and “Allowance plus purchase accounting marks to unguaranteed loans” from its disclosure of non-GAAP measures.
If the Staff should have any questions concerning the response, please do not hesitate to contact me.

Sincerely,
/s/ Neelesh Kalani
Neelesh Kalani
Executive Vice President and Chief Financial Officer

cc: Kenneth J. Rollins, Pillar+Aught